UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2023

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact May | 2023

Azul Announces Outlook for 2023 and 2024

São Paulo, May 15, 2023 – Azul S.A., “Azul”, (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flights and cities served, announces today its expected results in terms of capacity, EBITDA and leverage for 2023 and 2024. Based on the best information available, we share below our expected results:

1)	Azul expects to increase capacity by approximately 14% in the full year 2023 compared to 2022.

We continue to see a robust demand environment, and as a result we expect to grow total capacity by approximately 14% in 2023 compared to 2022, with growth rates higher than that figure in international markets and lower in domestic.

2)	We estimate 2023 EBITDA around R$5.5 billion.

Given our expectations of capacity growth, unit revenue increase, higher productivity and a more favorable fuel environment, we are confident our EBITDA for 2023 will be around R$5.5 billion excluding non-recurrent items.

3)	Azul expects leverage around 3.5x at the end of 2023 and around 3.0x at the end of 2024.

Given the favorable metrics above and the outcome of our permanent restructuring plan, we expect to continue our deleveraging process, with leverage measured by Net Debt/LTM EBITDA of around 3.5x at the end of 2023 and around 3.0x at the end of 2024. This leverage ratio includes cash and cash equivalents, short-term and long-term investments, and receivables and excludes convertible debentures.

Forward Outlook
2023 Total ASK vs. 2022	~14%
2023 EBITDA¹	~R$5.5billion
2023 Leverage²	~3.5x
2024 Leverage²	~3.0x

¹ Excludes non-recurring items.

² Includes cash and cash equivalents, short-term and long-term investments, and receivables. Excludes convertible debentures.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flights and cities served, offers 1,000 daily flights to over 150 destinations. With an operating fleet of over 170 aircraft and more than 14,000 Crewmembers, the Company has a network of 300 non-stop routes as of March 2023. Azul was named by Cirium (leading aviation data analysis company) as the most on-time airline in the world in 2022, being the first Brazilian airline to obtain this honor. In 2020 Azul was awarded best airline in the world by TripAdvisor, first time a Brazilian Flag Carrier earns number one ranking in the Traveler’s Choice Awards. For more information visit www.voeazul.com.br/ir.

Contact

Investor Relations Tel: +55 11 4831 2880 invest@voeazul.com.br	Media Relations Tel: +55 11 4831 1245 imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    May 15, 2023

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer